SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934**

02045310

PE
5/31/02



For the month of May, 2002

SCS Solars Computing Systems Inc.
(Translation of registrant=s name into English)

440-789 West Pender St., Vancouver, B.C. V6C 1H2 Canada
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X    Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

INDEX TO EXHIBITS



Item
1. Audited Financials -Year ended November 30, 2001

2.Quarterley Financials- Period ended February 28, 2002

3. Annual Information Circular –March 30, 2002

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCS Solars Computing Systems Inc.

Date: June 10, 2002

By: ______________________
Frank Wells, Chairman

# QUARTERLY AND YEAR END REPORT
## BC FORM 51-901F
## (previously Form 61)

Quarterly Report

**Incorporated as part of:** ______________ **Schedule A**

_____X_____ **Schedules B & C**
(place x in appropriate category)

**ISSUER DETAILS:**

NAME OF ISSUER: SCS SOLARS COMPUTING SYSTEMS INC.

ISSUER ADDRESS: 440-789 WEST PENDER STREET, VANCOUVER, B.C.

CONTACT PERSON: PATRICIA WILSON

CONTACT'S POSITION: DIRECTOR

CONTACT'S TELEPHONE NUMBER: (604) 331-2287

FOR QUARTER ENDED: November 30, 2001

DATE OF REPORT: May 06, 2002

WEBSITE: www.solars.com

E.MAIL: info@solars.com

**CERTIFICATE**

**THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C**

| | | |
|---|---|---|
| FRANK D. WELLS | "F.D. Wells" | 05/06/02 |
| **NAME OF DIRECTOR** | **SIGN (TYPED)** | **DATE SIGNED (YY/MM/DD)** |
| PATRICIA WILSON | "P.Wilson" | 05/06/02 |
| | **SIGN (TYPED)** | **DATE SIGNED (YY/MM/DD)** |

(Signatures for this Form should be entered in TYPED form)

Consolidated Financial Statements
(Expressed in Canadian dollars)

# SCS SOLARS COMPUTING SYSTEMS INC.

Years ended November 30, 2001, 2000 and 1999

KPMG LLP
Chartered Accountants
Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

# AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of SCS Solars Computing Systems Inc. as at November 30, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, after giving retroactive effect to the change in the method of accounting for income taxes as explained in note 2(i) to the consolidated financial statements, on a consistent basis.

KPMG LLP

Chartered Accountants

Vancouver, Canada

April 19, 2002

# SCS SOLARS COMPUTING SYSTEMS INC.

Consolidated Balance Sheets
(Expressed in Canadian dollars)

November 30, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ - | $ 229,270 |
| Short-term investments | - | 750,720 |
| Accounts receivable (note 6) | 76,623 | 155,242 |
| Prepaid expenses | 29,576 | 61,317 |
| | 106,199 | 1,196,549 |
| Capital assets (note 3) | 302,209 | 374,016 |
| Other assets (note 4) | 560,742 | 2,345,183 |
| | $ 969,150 | $ 3,915,748 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Cheques issued in excess of funds on deposit | $ 10,370 | $ - |
| Accounts payable and accrued liabilities (note 6) | 877,287 | 265,056 |
| | 887,657 | 265,056 |
| Shareholders' equity: | | |
| Share capital (note 5) | 15,561,359 | 14,964,059 |
| Deficit | (15,479,866) | (11,313,367) |
| | 81,493 | 3,650,692 |
| | $ 969,150 | $ 3,915,748 |

Going concern (note 1)
Commitments and contingencies (notes 4, 5 and 9)
Subsequent events (notes 5 and 10)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

____________________ Director

____________________ Director

# SCS SOLARS COMPUTING SYSTEMS INC.

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended November 30, 2001, 2000 and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Revenue | $ 1,308,278 | $ 955,976 | $ 806,206 |
| Cost of sales | 507,816 | 532,926 | 244,153 |
| | 800,462 | 423,050 | 562,053 |
| Interest income | 2,499 | 102,911 | 36,901 |
| | 802,961 | 525,961 | 598,954 |
| Expenses: | | | |
| Amortization of capital assets | 99,379 | 95,622 | 42,472 |
| Amortization of other assets | 689,863 | 417,355 | - |
| Bad debts | 22,702 | 8,625 | 128,108 |
| Business development | 163,348 | 423,034 | 286,273 |
| Bank charges | 5,004 | 5,398 | 4,376 |
| Consulting fees (note 6) | 330,624 | 728,214 | 271,935 |
| Financing costs | 109,000 | - | - |
| Foreign exchange loss (gain) | (25,911) | 1,974 | 8,032 |
| Interest and lenders options costs | - | - | 25,635 |
| Legal and accounting | 204,320 | 464,416 | 157,482 |
| Marketing (note 6) | 80,828 | 332,161 | 377,683 |
| Office and general | 360,923 | 593,931 | 70,863 |
| Rent and utilities (note 6) | 345,501 | 287,257 | 85,744 |
| Transfer agent and filing fees | 47,628 | 44,568 | 55,443 |
| Research and development | 847,307 | 967,189 | - |
| Salaries and benefits (note 6) | 574,679 | 625,894 | 252,288 |
| Write-off of software and technologies licences (note 4(b)) | 675,720 | - | - |
| Write-off of promissory notes receivable (note 4(c)) | 438,545 | - | - |
| | 4,969,460 | 4,995,638 | 1,766,334 |
| Loss for the year | 4,166,499 | 4,469,677 | 1,167,380 |
| Deficit, beginning of year | (11,313,367) | (6,843,690) | (5,676,310) |
| Deficit, end of year | $ (15,479,866) | $ (11,313,367) | $ (6,843,690) |
| Loss per share | $ (0.09) | $ (0.10) | $ (0.04) |
| Weighted average number of shares outstanding | 46,348,413 | 43,362,786 | 32,415,710 |

See accompanying notes to consolidated financial statements.

# SCS SOLARS COMPUTING SYSTEMS INC.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended November 30, 2001, 2000 and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Cash flows provided by (used in) operating activities: | | | |
| Loss for the year | $ (4,166,499) | $ (4,469,677) | $ (1,167,380) |
| Items not involving cash: | | | |
| Amortization of capital assets | 99,379 | 95,622 | 42,472 |
| Amortization of other assets | 689,863 | 417,355 | - |
| Write-off of software and technologies licences | 675,720 | - | - |
| Write-off of promissory notes receivable | 438,545 | - | - |
| Unrealized foreign exchange gain | (19,687) | - | - |
| Changes in non-cash operating working capital: | | | |
| Accounts receivable | 78,619 | 11,808 | (155,090) |
| Prepaid expenses | 31,741 | (47,317) | (6,691) |
| Accounts payable and accrued liabilities | 612,231 | 30,535 | (479,785) |
| Net cash used in operating activities | (1,560,088) | (3,961,674) | (1,766,474) |
| Cash flows provided by (used in) investing activities: | | | |
| Short-term investments | 750,720 | 789,279 | (1,539,999) |
| Purchase of capital assets | (27,572) | (331,105) | (73,709) |
| Deferred software development costs | - | (29,442) | (93,102) |
| Software and technologies licences | - | 3,500 | (129,235) |
| Promissory notes receivable | - | (418,858) | - |
| Net cash provided by (used in) investing activities | 723,148 | 13,374 | (1,836,045) |
| Cash flows provided by (used in) financing activities: | | | |
| Repayment of advances payable | - | - | (455,159) |
| Issuance of shares for cash | 597,300 | 3,827,611 | 4,407,537 |
| Net cash provided by financing activities | 597,300 | 3,827,611 | 3,952,378 |
| Increase (decrease) in cash | (239,640) | (120,689) | 349,859 |
| Cash, beginning of year | 229,270 | 349,959 | 100 |
| Cash, end of year | $ (10,370) | $ 229,270 | $ 349,959 |
| Supplemental cash flow information: | | | |
| Cash paid for interest | $ - | $ - | $ 25,635 |
| Cash paid for taxes | - | - | - |
| Supplemental non-cash activities: | | | |
| Issuance of shares on the acquisition of licencing agreement | - | 1,500,000 | - |
| Accounts payable settled and receivable from related party collected using non-cash assets of related party (note 6) | 98,421 | - | - |

Cash is defined as cash and cash equivalents less cheques in excess of funds on deposit.

See accompanying notes to consolidated financial statements.

(Expressed in Canadian dollars)

**1. Going concern:**

SCS Solars Computing Systems Inc. (the "Company") is incorporated under the laws of British Columbia. The Company's principal business activity is software development and marketing of a comprehensive, on-line information and reservation system for leisure travel products. The Company has developed a leisure travel product database that is being marketed, has recently completed the development of a reservation software system that is also being marketed and is developing related leisure travel product software systems (note 4).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern. To November 30, 2001, the Company has a working capital deficiency of $781,000, an accumulated deficit of $15.5 million, and continues to incur operating losses, including losses of $4.2 million in 2001, $4.5 million in 2000 and $1.2 million in 1999. The ability of the Company to meet liabilities as they come due and to continue as a going concern is dependent upon the continued support of creditors and the ability of the Company to raise equity financing. The recoverability of the amounts shown for other assets is dependent upon the ability of the Company to obtain sufficient financing to complete development of its software projects and achieving profitable operations or sufficient proceeds from the sale of its software projects. Management recognizes that the Company must obtain additional financing to complete development and marketing of its software projects and generate additional revenues to achieve profitable operations. During the past year, management has been focusing its efforts on generating additional sales and raising equity financing. However, the Company has not yet achieved profitable operations, and there can be no assurances that the Company will achieve profitability. If the Company is unable to achieve profitable operations, management may be required to raise additional equity financing, or will be required to curtail the Company's operations. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis.

**2. Significant accounting policies:**

(a) Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles and practices that are generally accepted in Canada, which conform, in all material respects, with those generally accepted in the United States, except as explained in note 11.

(b) Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

(c) Cash and cash equivalents:

Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from the date of purchase.

2. **Significant accounting policies (continued):**

(d) Short-term investments:

Short-term investments include highly liquid investments with terms to maturity of greater than three months and less than one year when purchased. Short-term investments are carried at the lower of cost plus accrued interest and quoted market value.

(e) Capital assets:

Capital assets are carried at cost, net of refundable investment tax credits and accumulated amortization. Amortization is provided annually as follows:

| Asset | Basis | Rate |
|---|---|---|
| Automotive | Declining-balance | 30% |
| Computer equipment and software | Declining-balance | 30% |
| Computer software | Declining balance | 30% |
| Furniture | Declining-balance | 20% |
| Leasehold improvements | Straight-line | Lease term |

(f) Other assets:

(*i*) Deferred software development costs:

The Company defers costs directly related to the development of software projects identified as having future potential, net of refundable investment tax credits, until such time as the project reaches commercial production or the project is abandoned or sold. At that time, all deferred costs will either be amortized over the period of benefit which is currently estimated to be three to five years, or written-down to the estimated amount recoverable, as appropriate. Research and development costs on projects not advanced enough to identify their future potential are charged to operations as incurred.

(*ii*) Software and technologies licences:

The licence cost will be amortized on a straight-line basis over the term of the licence agreement. The net realizable value is assessed on a periodic basis based on estimated future cash flows and written-down to net recoverable amount when considered necessary.

(g) Revenue recognition:

Revenue comprises revenue earned from the provision of database access and the implementation thereof, which are provided pursuant to combined contracts with customers. The Company recognizes revenue from the provision of these services on a straight-line basis over the term of the agreement, commencing when the database is fully accessible. Cash received in advance of meeting the revenue recognition criteria is deferred.

**2. Significant accounting policies (continued):**

(h) Stock-based compensation:

The Company has a stock option plan which is described in note 5(c). No compensation expense is recorded for the stock option plan when the options are granted. Any consideration paid by holders on exercise of stock options is credited to share capital.

(i) Income taxes:

Effective December 1, 2000, the Company adopted, retroactively and without restatement of prior periods, the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") regarding accounting for income taxes, which requires the use of the asset and liability method. The cumulative effect, at December 1, 2000, of adopting these recommendations was not material.

Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Prior to the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Under this method, future income tax expense was based on differences in the recognition of revenues and expenses for income tax and financial reporting purposes.

(j) Loss per share:

Loss per share has been calculated using the weighted average number of common shares outstanding during the period. Fully diluted loss per share has not been presented as the effect on loss per share would be anti-dilutive.

(k) Foreign currency translation:

Transactions denominated in foreign currencies are translated into Canadian dollars at the rate prevailing at the time of the transactions.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the period-end rate of exchange. Exchange gains and losses arising on translation or settlement of foreign currency denominated monetary items are included in the determination of income (loss) for the period.

(Expressed in Canadian dollars)

**2. Significant accounting policies (continued):**

(l) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of impairment of deferred software development costs, software and technologies licences and capital assets and useful lives for depreciation. Actual results may differ from those estimates.

(m) Comparative figures:

Certain of the prior year comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

**3. Capital assets:**

| 2001 | Cost | Accumulated amortization | Net book value |
|---|---|---|---|
| Automotive | $ 8,050 | $ 8,050 | $ - |
| Computer equipment | 396,684 | 261,694 | 134,990 |
| Computer software | 72,760 | 56,086 | 16,674 |
| Furniture | 198,648 | 86,855 | 111,793 |
| Leasehold improvements | 64,045 | 25,293 | 38,752 |
| | $ 740,187 | $ 437,978 | $ 302,209 |

| 2000 | Cost | Accumulated amortization | Net book value |
|---|---|---|---|
| Automotive | $ 8,050 | $ 8,050 | $ - |
| Computer equipment | 368,714 | 209,771 | 158,943 |
| Computer software | 72,760 | 48,940 | 23,820 |
| Furniture | 199,047 | 58,727 | 140,320 |
| Leasehold improvements | 64,044 | 13,111 | 50,933 |
| | $ 712,615 | $ 338,599 | $ 374,016 |

(Expressed in Canadian dollars)

## 4. Other assets:

| | 2001 | 2000 |
|---|---|---|
| Deferred software development costs (a) | $ 560,742 | $ 710,029 |
| Software and technologies licences (b) | - | 1,216,296 |
| Promissory notes receivable (c) | - | 418,858 |
| | $ 560,742 | $ 2,345,183 |

(a) Deferred software development costs:

| | Other projects | Leisure travel products database project | Tourtek project | Total |
|---|---|---|---|---|
| Balance, November 30, 1998 | $ - | $ 1,000 | $ 594,401 | $ 595,401 |
| Development expenditures: | | | | |
| Wages and benefits | 44,236 | - | 48,866 | 93,102 |
| Balance, November 30, 1999 | 44,236 | 1,000 | 643,267 | 688,503 |
| Development expenditures: | | | | |
| Wages and benefits | - | - | 29,442 | 29,442 |
| | 44,236 | 1,000 | 672,709 | 717,945 |
| Amortization | - | - | (7,916) | (7,916) |
| Balance, November 30, 2000 | 44,236 | 1,000 | 664,793 | 710,029 |
| Amortization | (14,745) | - | (134,542) | (149,287) |
| Balance, November 30, 2001 | $ 29,491 | $ 1,000 | $ 530,251 | $ 560,742 |

During 1996, the Company commenced the development of a leisure travel products database project utilizing a platform different from that used on previous projects. During 1997, the Company completed the development of this project and initiated a marketing strategy focused primarily towards travel agencies. The Company subsequently changed its marketing focus to concentrate on leisure travel product suppliers. As a result of the uncertainty of the economic recoverability of the deferred costs incurred to develop this project at that time, the Company wrote-down the deferred costs for this project of $885,804 to $1,000 at November 30, 1997.

(Expressed in Canadian dollars)

**4. Other assets (continued):**

(a) *Deferred software development costs (continued):*

During 1997, the Company commenced the development of Tourtek, a reservation software system with inventory management and reservation capability. During 1998, the Company entered into an agreement with Orbit Network, Inc. ("Orbit") in connection with the Company's Tourtek software project. Orbit provided the Company with access to the existing private networks established by the Global Distribution Systems ("GDS"), which are used by the Company to provide customers access to the Company's travel products database. In accordance with the terms of the agreement, Tourtek Solutions, Ltd. ("Tourtek Solutions") was incorporated under the laws of Delaware to complete the development of the Tourtek software project. The agreement provided that Orbit would contribute U.S. $1,000,000 of funding for the development and maintenance of the Tourtek product, and the rights to the Tourtek product would be transferred from the Company to Tourtek Solutions. Orbit owned 51% of Tourtek Solutions and the Company owned the remaining 49%. During 1999, Orbit did not meet the terms of the agreement and the Company reacquired the rights to the Tourtek product from Tourtek Solutions (also see note 4(c) below).

During 1999, the Company commenced the development of a travel auction project with Bid.com International Inc. ("Bid.com") to use its patented Dutch auction technology through the Internet (see note 4(b)). This process is complemented by a new e-mail capability being developed by the Company. Bid.com has a director in common with the Company.

(b) Software and technologies licences:

| | Bid.com | Other | Total |
|---|---|---|---|
| Licence acquisition costs incurred in fiscal 1999, being balance, November 30, 1999 | $ 125,295 | $ 3,940 | $ 129,235 |
| Licence acquisition costs incurred in fiscal 2000 | 1,500,000 | - | 1,500,000 |
| Recoveries | (3,500) | - | (3,500) |
| | 1,621,795 | 3,940 | 1,625,735 |
| Amortization | (405,499) | (3,940) | (409,439) |
| Balance, November 30, 2000 | 1,216,296 | - | 1,216,296 |
| Amortization | (540,576) | - | (540,576) |
| Write-off | (675,720) | - | (675,720) |
| Balance, November 30, 2001 | $ - | $ - | $ - |

(Expressed in Canadian dollars)

4. **Other assets (continued):**

(b) Software and technologies licences (continued):

During fiscal 2000, the Company received regulatory approval for a licencing agreement with Bid.com. Under the terms of the licencing agreement, Bid.com granted the Company a licence to use Bid.com's electronic auction software, technologies and services up to June 30, 2004. As consideration for the licence, the Company issued 1,500,000 common shares to Bid.com at a price of $1.00 per share (note 5(b)), and agreed to pay licence fees of 50% of net revenues earned from the use of the software, technologies and services.

During 2001, the business focus of the Company and Bid.com were no longer determined to be compatible and the Company indicated its intentions to no longer use Bid.com's technology for the travel software being developed. Accordingly, the Company wrote-off the unamortized licence costs as at November 30, 2001.

(c) Promissory notes receivable:

During 2000, the Company entered into a number of loan agreements with Orbit, which are evidenced by promissory notes, in connection with Orbit's underlying obligations with each of the GDS networks. Under the provisions of the loan agreements, the Company advanced a total of U.S.$278,831 to the individual GDS networks in payment of all arrears owing by Orbit to each of them. The promissory notes bear interest at bank prime plus 2.0%, are due on or before one year from the date of the loan agreement, are guaranteed by Orbit's parent company and are convertible, at the option of the Company, into publicly-traded shares of Orbit's parent company at a price of U.S.$0.50 per share. Should Orbit default on the terms of the agreement, Orbit agrees to use its reasonable best efforts to have their connectivity agreements with the individual GDS networks assigned to the Company. Based on the financial status of Orbit, the Company presented these promissory notes receivable as non-current assets at November 30, 2000 and has not recognized the related accrued interest receivable in these financial statements.

During fiscal 2001, Orbit defaulted on the terms of the agreement and the Company obtained access to the GDS networks server and software, and completed connectivity agreements directly with two of the four individual GDS networks, replacing Orbit. Orbit subsequently filed a lawsuit against the Company and others in connection with this matter and is seeking U.S. $6 million in damages plus punitive damages and costs. The Company filed an answer to the complaint and intends to defend itself vigorously against the allegations. However, the outcome of this matter is not determinable at this time.

Although the Company intends to pursue its legal rights to collect the balance due, as a result of the default and the financial status of Orbit, the Company has written off the promissory notes receivable based on the uncertainty of recovery of the amounts receivable.

(Expressed in Canadian dollars)

**5. Share capital:**

(a) Authorized:

100,000,000 common shares without par value.

(b) Issued and outstanding:

The continuity of the Company's issued and outstanding share capital is as follows:

| | Number of shares | Amount |
|---|---|---|
| Balance, November 30, 1998 | 19,205,787 | $ 4,955,088 |
| Shares issued during fiscal 1999: | | |
| On exercise of Agents' special warrants (note 5(b)(*i*)) | 50,000 | - |
| On exercise of Agents' special warrants (note 5(b)(*ii*)) | 279,014 | - |
| On exercise of share purchase warrants (note 5(b)(*iii*)) | 405,750 | 162,300 |
| For cash by way of private placement (note 5(b)(*iv*)) | 960,000 | 192,000 |
| On exercise of share purchase warrants (note 5(b)(*iv*)) | 225,000 | 90,000 |
| For cash by way of private placement, net of share issue costs (note 5(b)(*v*)) | 10,000,000 | 1,344,585 |
| On exercise of share purchase warrants (note 5(b)(*v*)) | 588,324 | 117,665 |
| On exercise of agent share purchase warrants (note 5(b)(*v*)) | 98,680 | 14,802 |
| For cash by way of private placement, net of share issue costs (note 5(b)(*vi*)) | 2,000,000 | 2,215,008 |
| On exercise of incentive stock options (note 5(c)) | 2,180,000 | 545,000 |
| Balance, November 30, 1999 | 35,992,555 | 9,636,448 |
| Shares issued during fiscal 2000: | | |
| For software licence (note 4(b)) | 1,500,000 | 1,500,000 |
| On exercise of share purchase warrants (notes 5(b)(*iv*) and 5(d)) | 255,000 | 102,000 |
| On exercise of share purchase warrants (notes 5(b)(*v*) and 5(d)) | 4,011,675 | 802,335 |
| On exercise of Agents' share purchase warrants (notes 5(b)(*v*) and 5(d)) | 687,320 | 103,098 |
| For cash by way of a private placement, net of issuance costs (note 5(b)(*vii*)) | 2,600,000 | 2,740,178 |
| On exercise of incentive stock options (note 5(c)) | 320,000 | 80,000 |
| Balance, November 30, 2000 | 45,366,550 | 14,964,059 |
| Shares issued during fiscal 2001: | | |
| For cash by way of private placement (note 5(b)(*viii*)) | 2,389,200 | 597,300 |
| Balance, November 30, 2001 | 47,755,750 | $ 15,561,359 |

(Expressed in Canadian dollars)

**5. Share capital (continued):**

(b) Issued and outstanding (continued):

(*i*) During fiscal 1997, the Company issued a total of 965,250 special warrants at $0.80 per special warrant by way of a private placement for net proceeds of $691,097. Each special warrant was exercisable, without payment of any additional consideration, into one and one-tenth units, with each unit consisting of one common share and one share purchase warrant to acquire an additional common share at an exercise price of $1.25 for a one year period. In connection with this private placement, the Company's agent received a selling commission of $0.06 per special warrant sold and 50,000 Agents' special warrants having the same rights, privileges and conditions as the special warrants noted above. Effective February 12, 1998, in accordance with the terms of the private placement agreement, the Company issued 1,061,775 common shares and 1,061,775 share purchase warrants on exercise of the 965,250 outstanding special warrants. The share purchase warrants expired unexercised.

During fiscal 1999, the Company issued 50,000 common shares and 50,000 share purchase warrants on exercise of the 50,000 Agents' special warrants.

(*ii*) During fiscal 1998, the Company issued a total of 2,524,857 special warrants at $0.35 per special warrant by way of a private placement for net proceeds of $745,348. Under the terms of the private placement agreement, each non-transferable special warrant was exercisable, without payment of any additional consideration, into one and one-tenth units, with each unit comprising of one common share and one share purchase warrant to acquire an additional common share at an exercise price of $0.50 for a one year period. In connection with the private placement, the Company's agent received a selling commission of 279,014 Agent's special warrants having the same rights, privileges and conditions as the special warrants noted above. Effective July 21, 1998, in accordance with the terms of this private placement agreement, the Company issued 2,777,343 common shares and 2,777,343 share purchase warrants on exercise of the 2,524,857 special warrants.

During fiscal 1999, the Company issued 279,014 common shares and 279,014 share purchase warrants on exercise of the 279,014 Agents' special warrants.

(*iii*) During fiscal 1998, the Company issued a total of 811,500 special warrants at $0.20 per special warrant by way of a non-brokered private placement for net proceeds of $146,865. Under the terms of the private placement agreement, each non-transferable special warrant was exercisable, without further payment of any additional consideration, into one unit, with each unit comprising of one common share and one half of one share purchase warrant. Each whole share purchase warrant entitled the holder to acquire an additional common share at an exercise price of $0.40 for a one year period. Effective August 17, 1998, the Company issued 811,500 common shares and 405,750 share purchase warrants on exercise of the 811,500 special warrants.

(Expressed in Canadian dollars)

5. **Share capital (continued):**

(b) Issued and outstanding (continued):

(*iii*) Continued:

During fiscal 1999, the Company issued 405,750 common shares on exercise of the 405,750 share purchase warrants for gross proceeds of $162,300.

(*iv*) During fiscal 1999, the Company issued a total of 960,000 units at $0.20 per unit by way of a non-brokered private placement for gross proceeds of $192,000, which were received during 1998 and were included in advances on share subscriptions. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitled the holder to acquire an additional common share at an exercise price of $0.40 for a one year period.

The Company also issued 225,000 common shares during fiscal 1999 on exercise of 225,000 of these share purchase warrants for gross proceeds of $90,000.

During fiscal 2000, the Company issued an additional 255,000 common shares on exercise of 255,000 of these purchase warrants for gross proceeds of $102,000.

(*v*) During fiscal 1999, the Company issued a total of 10,000,000 units at $0.15 per unit by way of a brokered private placement for gross proceeds of $1,500,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Two share purchase warrants entitle the holder to acquire an additional common share at an exercise price of $0.20 for a one year period. In connection with this private placement, the Company paid $155,415 in share issuance costs, resulting in net proceeds of $1,344,585. A total of $81,823 of the funds related to this private placement were received during fiscal 1998 and were included in advances on share subscriptions.

The Company also granted the agent a total of 786,000 Agents' share purchase warrants. Each Agents' warrant entitled the agent to acquire one common share at a price of $0.15 per share if exercised in the first year and $0.20 per share if exercised in the second year. The Company issued 98,680 common shares during fiscal 1999 on exercise of 98,680 Agents' warrants for gross proceeds of $14,802.

The Company also issued 588,324 common shares during fiscal 1999 on exercise of 588,324 of these share purchase warrants for gross proceeds of $117,665.

During fiscal 2000, the Company issued 687,320 common shares on exercise of 687,320 Agents' warrants for gross proceeds of $103,098. The Company also issued 4,011,675 common shares during fiscal 2000 on exercise of 4,011,675 share purchase warrants for gross proceeds of $802,335.

(Expressed in Canadian dollars)

5. **Share capital (continued):**

(b) Issued and outstanding (continued):

(*vi*) During fiscal 1999, the Company issued a total of 2,000,000 units at $1.17 per unit by way of a brokered private placement for gross proceeds of $2,340,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Two share purchase warrants entitle the holder to acquire an additional common share at an exercise price of $1.25 for a one year period. In connection with this private placement, the Company paid $124,992 in share issuance costs, resulting in net proceeds of $2,215,008.

During fiscal 2000, the expiry date and exercise price of these share purchase warrants were amended from June 7, 2000 to June 7, 2001 and from $1.25 per share to $1.75 per share.

(*vii*) During fiscal 2000, the Company issued a total of 2,500,000 special warrants at $1.20 per special warrant by way of a brokered private placement for net proceeds of $2,740,178. Each special warrant was exercisable, without payment of any additional consideration, into a unit consisting of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to acquire an additional common share at an exercise price of $1.30 for a one year period. The Company's agent received a selling commission of 8% of the gross proceeds received by the Company from the sale of the special warrants and $7,500 for corporate and financing fees. In addition, the Company issued the agent 100,000 common shares and 625,000 Agents' share purchase warrants entitling the agent to acquire one common share at $1.20 for one year.

During fiscal 2001, the expiry date and exercise price of these share purchase warrants were amended from April 10, 2001 to April 10, 2002 and from $1.30 per share to $0.60 per share. In addition, the expiry date and exercise price of the share purchase warrants issued to the agent were amended from April 10, 2001 to April 10, 2002 and from $1.20 per share to $0.60 per share.

(*viii*) During fiscal 2001, the Company issued a total of 2,389,200 units at $0.25 per unit by way of a non-brokered private placement for gross proceeds of $597,300. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to acquire an additional common share at an exercise price of $0.35 for a one year period.

(Expressed in Canadian dollars)

**5. Share capital (continued):**

(c) Incentive stock options:

Incentive stock options to purchase shares from the Company have been granted by the Company's board of directors to directors, officers, employees and consultants of the Company in accordance with the policies of the Canadian Venture Exchange (the "CDNX"). During fiscal 2000, the Company adopted a formal stock option plan, which was approved by the Company's shareholders and the CDNX (the "Plan"), that allows the Company's directors to grant stock options to purchase up to a total of 4,600,000 common shares, in addition to the 3,575,000 options outstanding as at November 30, 2000. Options granted pursuant to the Plan are subject to the policies of the CDNX with respect to eligible persons, exercise price, maximum term, maximum options per person and termination of eligible person status. Vesting of options granted under the Plan are over three years, and once vested, options are exercisable at any time. Options granted prior to adoption of the Plan were under similar terms, except that vesting was at the discretion of the Company's board of directors. During fiscal 2001, the Company's board of directors resolved to discontinue the Plan, as no options had been granted under it during fiscal 2001.

The continuity of incentive stock options for fiscal 2001 is as follows:

| Expiry date | Exercise price | Balance November 30, 2000 | Granted | Exercised | Cancelled/ expired | Balance November 30, 2001 |
|---|---|---|---|---|---|---|
| May 10, 2001 | $ 1.30 | 600,000 | - | - | (600,000) | - |
| May 27, 2001 | 1.30 | 450,000 | - | - | (450,000) | - |
| February 26, 2002 | 0.25 | 500,000 (1) | - | - | - | 500,000 (1) |
| January 14, 2002 | 1.30 | 2,025,000 | - | - | (800,000) | 1,225,000 (2) |
| | | 3,575,000 | - | - | (1,850,000) | 1,725,000 |
| Weighted average exercise price | | $ 1.15 | - | - | $ (1.30) | $ 1.00 |

(1) In December 2000, the holder of these incentive stock options filed a statement of claim against the Company seeking damages for breach of contract and other alleged wrongs, including failure to issue 500,000 common shares on exercise of these incentive stock options and failure to issue 400,000 common shares on exercise of share purchase warrants (note 5(d)). The Company applied the $205,000 received from the holder of these options and warrants against amounts previously advanced by the Company to the holder. Although the Company believes the claim is without merit and intends to defend itself rigorously, the outcome of this matter is not determinable.

(2) Subsequent to November 30, 2001, these options expired unexercised.

At November 30, 2001, all of the outstanding options are exercisable.

(Expressed in Canadian dollars)

## 5. Share capital (continued):

(c) Incentive stock options (continued):

The summary continuity of incentive stock options for fiscal 2000 and 1999 is as follows:

| | Balance, beginning of year | Granted | Exercised | Cancelled/ expired | Balance, end of year |
|---|---|---|---|---|---|
| Fiscal 2000: | | | | | |
| Number of options | 1,970,000 | 2,475,000 | (320,000) | (550,000) | 3,575,000 |
| Weighted average exercise price | $ 0.86 | $ 1.30 | $ (0.25) | $ (1.30) | $ 1.15 |
| Weighted average remaining contractual life (years) | | | | | 0.95 |
| Fiscal 1999: | | | | | |
| Number of options | 35,000 | 4,150,000 | (2,180,000) | (35,000) | 1,970,000 |
| Weighted average exercise price | $ 1.00 | $ 0.54 | $ (0.25) | $ (1.00) | $ 0.86 |
| Weighted average remaining contractual life (years) | | | | | 1.79 |

(d) Share purchase warrants:

The continuity of share purchase warrants for fiscal 2001 (note 5(b)) is as follows:

| Expiry date | Exercise price | Balance November 30, 2000 | Issued | Exercised | Expired | Balance November 30, 2001 |
|---|---|---|---|---|---|---|
| February 19, 2000 | $ 0.20 | 400,000 (1) | - | - | - | 400,000 (1) |
| June 7, 2001 | $ 1.75 | 1,000,000 | - | - | (1,000,000) | - |
| April 10, 2002 (2) | $ 0.60 (2) | 1,250,000 | - | - | - | 1,250,000 |
| April 10, 2002 (3) | $ 0.60 (3) | 625,000 | - | - | - | 625,000 |
| July 3, 2002 | $ 0.35 | - | 2,389,200 | - | - | 2,389,200 |
| | | 3,275,000 | 2,389,200 | - | (1,000,000) | 4,664,200 |

(1) In December 2000, the holder of these 400,000 share purchase warrants filed a statement of claim against the Company seeking damages for breach of contract and other alleged wrongs, including failure to issue 400,000 common shares on exercise of these share purchase warrants and failure to issue 500,000 common shares on exercise of incentive stock options (note 5(c)). The Company applied the $205,000 received from the holder of these warrants and options against amounts previously advanced by the Company to the holder. Although the Company believes the claim is without merit and intends to defend itself rigorously, the outcome of this matter is not determinable.

(2) During fiscal 2001, the expiry date and exercise price of these share purchase warrants were amended from April 10, 2001 to April 10, 2002 and from $1.30 per share to $0.60 per share (note 5(b)(*vii*)).

(3) During fiscal 2001, the expiry date and exercise price of the share purchase warrants were amended from April 10, 2001 to April 10, 2002 and from $1.20 per share to $0.60 per share (note 5(b)(*vii*)).

(Expressed in Canadian dollars)

## 5. Share capital (continued):

(d) Share purchase warrants (continued):

The summary continuity of share purchase warrants for fiscal 2000 and 1999 is as follows:

| | Balance, beginning of year | Issued | Exercised | Expired | Balance, end of year |
|---|---|---|---|---|---|
| Fiscal 2000: | | | | | |
| Number of warrants | 6,353,996 | 1,875,000 | (4,953,995) | (1) | 3,275,000 |
| Weighted average exercise price | $ 0.37 | $ 1.27 | $ (0.20) | $ (0.20) | $ 1.28 |
| Weighted average contractual life (years) | | | | | 0.85 |
| Fiscal 1999: | | | | | |
| Number of warrants | 4,244,868 | 7,595,014 | (1,317,754) | (4,168,132) | 6,353,996 |
| Weighted average exercise price | $ 0.68 | $ 0.36 | $ (0.29) | $ (0.69) | $ 0.37 |
| Weighted average contractual life (years) | | | | | 0.37 |

(e) Escrow shares:

At November 30, 2001 and 2000, a total of 3,696,208 of the Company's issued and outstanding common shares are held in escrow and are considered "earn-out" shares with respect to a business combination in 1995. These shares will be released from escrow on the basis of cash flow generated by the Company pursuant to the rules of the CDNX.

## 6. Related party transactions:

In addition to the related party transactions disclosed in note 4, the Company was charged a total of $730,828 (2000 - $615,314; 1999 - $487,374) for wages, consulting fees, marketing fees, lease payments and management fees by directors, significant shareholders and companies with common directors and shareholders. As at November 30, 2001, accounts payable includes $118,046 (2000 - $3,612) of amounts payable to related parties.

At November 30, 2000, accounts receivable includes $109,171 of loans receivable from related parties, $98,421 of which bore interest at bank prime plus 2.0%, was due on March 31, 2001 and was secured by common shares of the Company held by the director. During fiscal 2001, the loan receivable of $98,421 was repaid to the Company through the settlement of certain Company accounts payable by issuing 70,000 common shares of the Company held by the director.

(Expressed in Canadian dollars)

## 7. Income taxes:

In 2000, the Company retroactively adopted the asset and liability method of accounting for income taxes in accordance with the new Recommendations of the CICA. However, there was no effect of the change in accounting policy on the 2001, 2000 or 1999 financial statements.

Substantially all of the difference between the actual income tax recovery of nil and the expected B.C. statutory corporate income tax recovery results from non-recognition of the tax benefits of the losses.

The significant components of the Company's future income tax assets and liabilities at November 30, 2001 are as follows:

| | |
|---|---|
| Future income tax assets: | |
| Capital assets | $ 156,000 |
| Other assets | 95,000 |
| Losses carried forward | 5,166,000 |
| Total future income tax assets | 5,417,000 |
| Valuation allowance | (5,417,000) |
| | $ - |

At November 30, 2001, the Company has operating losses of approximately $15,063,000 that expire at various dates to 2008.

## 8. Financial instruments:

(a) Fair values of financial instruments:

At November 30, 2001 and 2000, the Company's financial instruments consist of cash, short term investments, accounts receivable and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying values due to their short term to maturity.

(b) Foreign currency risk:

Foreign currency risk reflects the risk that the Company's earnings will decline due to fluctuations in exchange rates. Revenues billed in foreign currencies by the Company come due in the short-term and accordingly, management of the Company believes there is no significant exposure to foreign currency fluctuations. The Company does not have foreign currency hedges in place.

(Expressed in Canadian dollars)

**8. Financial instruments (continued):**

(c) Credit risk:

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company does not have significant receivables and no one account represents a concentration of credit risk. The Company employs established credit approval practices to further mitigate this risk.

**9. Commitments:**

(a) Lease commitments:

The Company has operating leases for certain of its office premises that covers the period through to April 2005. The minimum annual lease payments for the fiscal years ended November 30 are approximately as follows:

| | |
|---|---|
| 2002 | $ 251,000 |
| 2003 | 219,000 |
| 2004 | 175,000 |
| 2005 | 73,000 |

(b) Other commitments:

The Company has entered into various agreements, all of which are in the normal course of business, that require the Company to make minimum payments totalling approximately U.S.$250,000 per annum in order to keep the agreements in good standing.

**10. Subsequent events:**

In addition to the subsequent events disclosed in note 5, subsequent to November 30, 2001:

(a) Private placements:

The Company issued 1,750,000 units at $0.20 per unit, with each unit consisting of one common share and one-half of a share purchase warrant, each whole share purchase warrant being exercisable at $0.25 for a one year period.

(b) Stock options:

The Company granted a total of 2,810,000 incentive stock options to directors and employees exercisable at prices between $0.25 per share and $0.40 per share to March 18, 2004.

(Expressed in Canadian dollars)

11. **Differences between Canadian and United States generally accepted accounting principles:**

Accounting practices under Canadian and United States ("U.S.") generally accepted accounting principles ("GAAP"), as they affect the Company, are substantially the same except for the following:

(a) Deferred development costs:

Under U.S. GAAP, costs incurred to establish the technological feasibility of a computer software product to be sold, leased or otherwise marketed are research and development costs, which are charged to expense when incurred, while under Canadian GAAP, these costs may be deferred in certain circumstances.

(b) Income taxes:

Under Canadian GAAP to November 30, 2000, corporate income taxes are accounted for using the deferral method of income tax allocation. Deferred taxes are provided on differences between accounting and taxable income due to the difference in timing of recognition of items for accounting and tax purposes ("timing differences"). Under Canadian GAAP for the Company's 2001 fiscal year, corporate income taxes are accounted for using the liability method of income tax allocation, which is consistent with U.S. GAAP as prescribed by Statement of Financial Accounting Standards No. 109 "*Accounting for Income Taxes*". As at November 30, 2001 and 2000, the Company has not recognized any deferred tax assets or liabilities for Canadian and U.S. GAAP purposes as the available benefits are fully offset by a valuation allowance (note 7).

(c) Stock-based compensation:

Canadian GAAP for stock-based compensation is similar to that allowed under U.S. GAAP, whereby share compensation in the form of options granted to employees is not recorded as a compensation expense, but is recorded as an addition to share capital at the time the options are exercised. However, U.S. GAAP requires additional disclosure of the effects of accounting for stock-based compensation as compensation expense using the fair value method.

Under U.S. GAAP, stock options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided or the consideration issued. The compensation cost is to be measured based on the fair value of stock options granted, with the compensation cost being charged to operations. The stock-based compensation expense in respect of stock options granted to non-employees, under U.S. GAAP, based upon fair value of the options using an option pricing model, would be nil for the year ended November 30, 2001 (2000 - $52,000; 1999 - nil).

(Expressed in Canadian dollars)

**11. Differences between Canadian and United States generally accepted accounting principles (continued):**

(d) Earnings (loss) per share:

Under U.S. GAAP, issued shares held in escrow are considered contingently issuable, and would not be included in the calculation of weighted average number of shares outstanding, as they are under Canadian GAAP.

Differences affecting the Company's financial statements are summarized as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Loss for the year, under Canadian GAAP | $ (4,166,499) | $ (4,469,677) | $ (1,167,380) |
| Deferred software development costs and software and technologies licences that would be expensed under U.S. GAAP (note 11(a)) | - | (1,525,942) | (222,337) |
| Amortization and write-off of deferred software development costs and software and technology licences that would already have been expensed under U.S. GAAP (note 11(a)) | 1,365,583 | 417,355 | - |
| Stock-based compensation to non-employees (note 11(c)) | - | (52,000) | - |
| Loss for the year, under U.S. GAAP | $ (2,800,916) | $ (5,630,264) | $ (1,389,717) |
| Loss per share under U.S. GAAP (note 11(d)) | $ (0.06) | $ (0.14) | $ (0.05) |
| Deficit under Canadian GAAP | $ (15,479,866) | $ (11,313,367) | $ (6,843,690) |
| Deferred software development costs and software and technologies licences that would be expensed under U.S. GAAP (note 11(a)) | (560,742) | (1,926,325) | (817,738) |
| Stock-based compensation to non-employees (note 11(c)) | (52,000) | (52,000) | - |
| Deficit under U.S. GAAP | $ (16,092,608) | $ (13,291,692) | $ (7,661,428) |

SCS SOLARS COMPUTING SYSTEMS INC.
Supplementary Information
For the period ended November 30, 2001

1. Analysis of expenses and deferred costs:

See Schedule "C"

2. Related Party Transactions:

See Financials (note 6)

3. For the quarter under review:

(a) Summary of securities issued during the period:

Issued and fully paid:

| | Number | Amount |
|---|---|---|
| Balance November 30, 2001 | 47,755,750 | $ 15,561,359 |

(b) Summary of options granted: Nil

4. As at the end of the quarter:

(a) Authorized Capital 100,000,000 N.P.V.

(b) Options outstanding: 1,925,000 @ $1.30 February 10, 2002

(c) Warrants Outstanding:

| | | | | |
|---|---|---|---|---|
| April 10, 2000 | 1,250,000 | @ $0.60 | Expire 04,10, 2002 | |
| April 10, 2000 | 625,000 | @ $0.60 | Expire 04,10, 2002 | Broker Warrants |
| July 03, 2001 | 2,389,200 | @ $0.35 | Expire 07,03, 2002 | |

(d) Shares held in escrow: 3,696,208

5. List of Directors and Officers:

Frank Wells, Chairman
Andrew O'Leary, CEO
Patricia Wilson, Corporate Secretary
K. Barry Sparks
Charles S. Walker

MANAGEMENT REPORT AND ANALYSIS FOR THE YEAR ENDED NOVEMBER 30, 2001

## SCS SOLARS COMPUTING SYSTEMS INC

The following is a discussion and analysis of the results of operation and the financial conditions of the Company for the years ended November 30, 2001 and 2000 along with certain factors that may affect the Company's prospective financial condition and results of operations. The discussion and analysis contains forward - looking statements that involve risks and uncertainties. Actual events could differ from those anticipated in these forward -looking statements.

### Overview

SolarNet (SCS Solars Computing Systems Inc.) is a leading provider of flexible and affordable information technology solutions for the travel industry. SolarNet's core competency is the electronic distribution of applications and information throughout the travel industry supply chain via its proprietary network, SolarNet. SolarNet can take content from any source and distribute it via a powerful combination of the Internet and the established travel industry Global Distribution (GDS) networks that are used by 95% of the world's travel agents. SolarNet's proprietary products include: SolarNet, LiveLinx, LiveLinx*PLUS, LiveLinx *Web Plus, NewsWire and TourTek. SolarNet is a public company, listed CDNX: SCS and NASDAQ OTC US: SCSIF. For more information see http://www.solars.com/

### Quarterly Financial Data

The table presents selected financial data of the Company for each of eight fiscal quarters ended November 30, 2001:

Fiscal quarter ended

| | Nov 30 2001 | Aug 31 2001 | May 31 2001 | Feb 28 2001 | Nov 30 2000 | Aug 31 2000 | May 31 2000 | Feb 28 2000 |
|---|---|---|---|---|---|---|---|---|
| | (in thousand of dollars) | | | | | | | |
| Revenue | 343 | 395 | 307 | 285 | 272 | 304 | 221 | 262 |
| Gross profit | 277 | 146 | 159 | 146 | 139 | 128 | 135 | 124 |
| Net Loss | (224) | (1,815) | (1,042) | (1,085) | (2,021) | (685) | (1,064) | (718) |

### REVENUE

The Company's total sales for the year ended November 30, 2001 were $1,326,739 as compared to $955,976 for the corresponding period in 2000, an increase of 38.76%.

Interest income for the year ended November 30, 2001 was $3,410 as compared to $102,911 for the corresponding period in 2000, a decrease of 96.699%

### COST OF GOODS SOLD

Cost of goods sold for the year ended November 30, 2001 was $601,835 as compared to $532,926 an increase of $68,909 or 12.93%

### GENERAL AND ADMINISTRATION EXPEN SES

General and administration consist primarily of salaries, benefits, corporate maintenance charges, rent, professional fees and travel expenses. General and administrative expenses total $2,991,306 in 2001 as compared to $4,482,661 in 2000 a decrease of $1,491,355.or 33.27%

## DEPRECIATION AND AMORT IZATION

Amortization of capital assets was $99,379 in year ended November 2001 as compared to $$95,622 in 2000.

Amortization of other assets was $689,863 in year ended November 2001 as compared to $417,355.

In the year ended 2001 the TourTek deferred so ftware development balance was amortized over a five -year period for a total of $149,287 in fiscal 2001. The Bid.com license was amortized $540,576 in fiscal 2001. At year-end the Company wrote down to zero the balance of $675,720 left on the license.

## ORBIT PROMISSORY NOTE

Promissory notes for a total of $438,545 were written off in fiscal 2001. See note 4C Financial Statements.

The Company intends to pursue repayment of these notes.

## PROVISIONS FOR INCOME TAX

See note 7, financial statements.

## RELATED PARTY TRANSACTIONS

A total of $555,696 was paid to related parties for wages, consulting fees, marketing and management fees for the year ended November 30, 2001 as compared to $483,965 for corresponding period in 2000.

Lease payments to a Company owned by a Director were $175,132 in fiscal 2001 and $131,349 for the corresponding period in 2000. At November 30, 2001 $63,889 was owed in respect of lease payments.

As at November 30, 2001 $25,000 was owed to a Director and shareholder in respect to a n outstanding loan. This was repaid in March 2002 with no interest charge.

See note 6, financial statements.

## LIQUIDITY AND CAPITAL RESOURCES

The Company has historically funded its activities through cash flow from operations and sale of Common Shares of the Company.

## CASH FLOW FROM OPERATIONS

The Company had a working capital deficit of $781,458 at November 30, 2001 as compared to working capital of $931,493 at November 30, 2000, a decrease of $1,712,851. During the year 2001 the Company had negative cash flow from operations of $1,560,088 compared to negative cash flow from operations of $3,961,674 in the corresponding period for 2000 a decrease of $2,401,586 or 60.629%.

The Company believes that the outside sources for debt and additional equit y capital, if needed, will be available to finance expansion projects.

## SUBSEQUENT EVENTS

In February 2002 the Company announced a Private Placement for 1,750,000 units @ $0.20 with 875,000 warrants at $0.25. The placement was fully subscribed in February and received final approval March 22, 2002.

MANAGEMENT REPORT
April 29, 2002

To date the Company has been successful in signing eleven clients to their latest booking service. This new booking capability service was launched in February wit h the first client, a test. Now eleven clients are live and with the addition of Web booking functionality we are poised for exponential growth. Usage of the system in January saw 9,765 travel agents access SolarNet's inventory for an excess of 2 million quotes.

During the past fiscal year:

On December 20, 2000 the court case with Grand Adventures Tours and Travel (GATT) was dismissed.

On May 30, 2001 the Company completed an interim agreement for the installation of the TourTek Software Management System in a US Tour Operator. The initial installation has been completed, however the operator has put completion of the project on hold due to the slow down in the marketplace.

During the 2nd quarter ending May 31, 2001 the Company introduced the TourTek Service Bureau. The TourTek Service Bureau's pricing model has been structured to accommodate the smaller tour operator, as it is based on the philosophy of 'pay as you go'. The Company began testing one client for service bureau in August and once testing had been completed the service bureau was to be launched and made available to other prospective clients for an October launch date. Due to the events of September 11 and the business uncertainty of the immediate future within the travel industry, the Company decided to defer launch of the Service Bureau product to the second quarter of 2002.

The company has completed the updates necessary in the WINGS contract management database product to make it a truly international global fare management system. The WINGS software product was upgraded to the most recent version, which has enabled SolarNet to make the software international in functionality and deployment. The new and improved version of WINGS will also be functional in the US and, as a result, will be the only version the company will offer to its clients. Since upgrading the WINGS software the Company has received interest in the WINGS fare management system from companies in the Canadian, Pan Pacific/Asian and European regions. There are currently six Wings implementations in use.

In April, the Company entered into an agreement whereby Amadeus' 55,000 travel agency locations worldwide can access consolidator fares, view fare rules and perform booking requests through a new, direct bypass to the Company's "Solarnet" application. Amadeus will promote the usage of the Solarnet application to its agencies worldwide, who can access fare information for participating consolidators via Solarnet's LiveLinx product, free of charge, eliminating timely telephone calls and hold times presently encountered in booking with a consolidator. Amadeus agencies will also benefit from access to Solarnet's LiveLinx* PLUS product, which allows the agency to check flight availability, fare rules and transmit a booking request directly to participating consolidators that utilize the Amadeus GDS within their office location.

The Company received approval to reduce the exercise price of 1,250,000 outstanding warrants and 625,000 -broker warrants issued to two brokerage firms from $1.30 to $0.60. The expiry date of the warrants was also extended from April 10, 2001 to April 10, 2002. Subsequent to year-end, these warrants expired unexercised.

The Company entered into a private placement for a total of 2,389,200 units @ $0.25 with 2,389,200 attached warrants @ $0.35 expiring July 3, 2002.

On June 15, 2001, Lawrence O'Brien tendered his resignation as Chief Executive Officer and on July 3, 2001 Mr. O'Brien tendered his resignation as a director and Chairman of the Board.

In August 2001, the Galileo connection was launched directly from our Toronto office giving the Company worldwide distribution, particularly opening up access to the South Pacific, Asia and Europe.

In August 2001 an agreement was signed with Sabre to develop and implement direct bypass connectivity to SolarNet giving Sabre subscribers unabridged access from anywhere in the world. This agreement also encompassed the simultaneous development of a connectivity bridge to the Abacus GDS network in the Pan Pa cific region. In January the direct Sabre went live from our Toronto office.

In August 2001 an agreement was signed with Worldspan to develop and implement direct bypass connectivity to SolarNet giving Worldspan subscribers unabridged access from anywhere in the world. The Worldspan connection went live from our Toronto office in April 2002.

The Amadeus connection is under testing at this time and due for certification imminently.

These direct bypass connections will allow the Company to control distri bution costs and to offer our clients a more reliable connection, removing any dependency on external organizations for development, distribution and support.

The Company announced in September that in response to the slow down in the travel business furt her cost cutting initiatives would be put in place to consolidate our resources and make the Company cash flow positive as soon as possible. This streamlining of operations includes a reduction in salaries from approximately $130,000 to $60,000 a month along with the implementation of other cost saving measures. The Company's near term concentration will be on moving existing product to market and we are confident that these cost cutting measures will not hinder the Company moving forward.

The Company h as also moved more to a transaction based revenue stream that we believe will be more advantageous to our clients and to the Company on a long-term basis. The current focus is more to reseller agreements with larger consortia, than to the individual opera tor.

Year to date there were no expenditures made for outside investor relations.

***Subsequent Events***

The Company completed a non-brokered private placement of 1,750,000 units at a price of $0.20 per unit for gross proceeds of $350,000. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable at $0.25 into a common share of the Company for a period of one year.

A joint venture agreement was signed with PZ Resort Systems to create a n inventory management and reservations system for small hotel properties. The joint venture is based on a service bureau model with the hotel property paying a transaction fee for every booking that will be allocated between the Companies. It is anticip ated that this joint venture will launch in the second quarter of 2002.

An agreement was signed with Matel Systems in the United Kingdom for the integration of their systems into SolarNet. Distribution through SolarNet and transaction fees for bookings will be implemented and shared as part of the agreement. GDS integration and booking technology has also been developed as part of this agreement to allow bookings from independent web sites. Revenue will be derived from a per booking fee.

Netfaresonlin e.com formed an alliance with SolarNet to provide net fare inventories of over 40 new Air Consolidators.

Rick Ridding (formally of Sabre, Canada) was appointed as Director of Business Development.

Tourtek and SolarNet technologies were integrated to cre ate an airline seat reservation engine for air consolidators. The reservation engine enhances SolarNet's LiveLinx *Plus product by allowing retail agents to secure and hold the airline inventory available on the GDS networks. This booking facility went int o production in February 2002. Most SolarNet air consolidator clients are in the process of integrating the technology into their operations. As anticipated, the majority of clients will implement in March and April 2002 and transactions will steadily incr ease as the availability of the facility is promoted to retail agents.

The above technology and functionality for air consolidators were extended to incorporate the browser based web version of SolarNet. The first client is expected to go live in early May.

The Apollo and Galileo International global distribution connectivity already in existence in the Toronto data facility was enhanced with the certification and live implementation of worldwide distribution for Sabre, Abacus and Worldspan. The development for connectivity to Amadeus, the only remaining GDS, has been completed and is awaiting certification. With this, the Company will now own and control completely its connectivity and the intellectual property associated with the only GDS bypass con nectivity switch of its type in the world.

We thank our shareholders for their continued support; management is confident that with this new period of new alliances, self-reliance and cost controls this coming year will be very productive.

**On behalf of the Board**

*"Frank Wells"*

***Chairman***

# B.C. FORM 51-901F

Quarterly Report

Incorporated as part of: ____________ Schedule A

_____X_______ Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: S C S SOLARS COMPUTING SYSTEMS INC.

ISSUER ADDRESS: 440-789 WEST PENDER STREET. VANCOUVER

CONTACT PERSON: PATRICIA WILSON

CONTACT'S POSITION: DIRECTOR

CONTACT'S TELEPHONE NUMBER: 604-331-2287

FOR QUARTER ENDED: February 28, 2002

DATE OF REPORT: April 29, 2002

WEBSITE: www.solars.com

E.MAIL: info@solars.com

**CERTIFICATE**

**THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C**

| | | |
|---|---|---|
| FRANK D. WELLS | "F.D. Wells" | 04/29 /02 |
| **NAME OF DIRECTOR** | **SIGN (TYPED)** | **DATE SIGNED (YY/MM/DD)** |
| PATRICIA WILSON | "P.Wilson" | 04/29/0 2 |
| | **SIGN (TYPED)** | **DATE SIGNED (YY/MM/DD)** |

(Signatures for this Form should be entered in TYPED form)

# SCS SOLARS COMPUTING SYSTEMS INC.

Consolidated Balance Sheets
(Expressed in Canadian dollars)

February 28, 2002 and November 30, 2001

| | 2002 | 2001 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 5,708 | $ 302,824 |
| Short-term investments | 0 | 0 |
| Accounts receivable | 44,673 | 215,093 |
| Prepaid expenses | 29,576 | 0 |
| Other receivables | 0 | 433,858 |
| | 79,957 | 951,775 |
| Capital assets | 279,432 | 352,683 |
| Other assets | 442,692 | 1,788,622 |
| | $ 802,081 | $ 3,093,080 |
| **Liabilities and Shareholders' Equity (Deficiency)** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 752,406 | $ 339,199 |
| | 752,406 | 339,199 |
| Shareholders' equity (deficiency): | | |
| Share capital | 15,561,359 | 14,964,059 |
| Shares committed not issued | 350,000 | |
| 0 | | |
| Deficit | (15,861,684) | (12,210,178) |
| | 49,675 | 2,753,881 |
| | $ 802,081 | $ 3,093,080 |

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

*"F.D.Wells"* Director

*"P.M.Wilson"* Director

# SCS SOLARS COMPUTING SYSTEMS INC.

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Three months ended February 28, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| Revenue | $ 232,876 | $ 280,840 |
| Interest income | - | 4,289 |
| | 232,876 | 285,129 |
| Cost of sales | 67,911 | 138,690 |
| | 164,965 | 146,439 |
| Expenses: | | |
| Amortization of capital assets | 22,777 | 168,014 |
| Amortization of other assets | 118,050 | 0 |
| Bad debts | 0 | 0 |
| Business development | 153 | 34,568 |
| Bank charges | 171 | 981 |
| Consulting fees | 139,750 | 134,588 |
| Foreign exchange loss (gain) | 0 | (1,144) |
| Legal and accounting | 8,479 | 93,980 |
| Marketing | 0 | 9,126 |
| Office and general | 18,569 | 106,995 |
| Rent and utilities | 76,444 | 77,150 |
| Transfer agent and filing fees | 6,513 | 5,281 |
| Salaries and benefits | 155,877 | 415,114 |
| | 546,783 | 1,044,653 |
| Loss for the period | 381,818 | 898,214 |
| Deficit, beginning of year | (15,479,866) | (11,311,964) |
| Deficit, end of year | $ (15,861,684) | $ (12,210,178) |
| Loss per share | $ (0.01) | $ (0.02) |

See accompanying notes to consolidated financial statements.

# SCS SOLARS COMPUTING SYSTEMS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended November 30, 2001, 2000 and 1999

# SCS SOLARS COMPUTING SYSTEMS INC.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Three months February 28, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| Cash flows provided by (used in) operating activities: | | |
| Loss for the year | $ (381,818) | $ (898,214) |
| Items not involving cash: | | |
| Amortization of capital assets | 22,777 | 168,014 |
| Amortization of other assets | 118,050 | |
| Unrealized foreign exchange gain | 0 | 0 |
| Changes in non-cash operating working capital: | | |
| Accounts receivable | 31,950 | (13,534) |
| Prepaid expenses | - | |
| Accounts payable and accrued liabilities | (124,881) | 74,143 |
| Net cash used in operating activities | (333,922) | (669,591) |
| Cash flows provided by (used in) investing activities: | | |
| Short-term investments | 0 | 750,720 |
| Purchase of capital assets | 0 | ( 7,575) |
| Deferred software development costs | | |
| Software and technologies licences | 0 | 0 |
| Promissory notes receivable | | |
| Net cash provided by (used in) investing activities | 0 | 743,145 |
| Cash flows provided by (used in) financing activities: | | |
| Repayment of advances payable | | |
| Issuance of shares for cash | | |
| Committment to issue shares for cash | 350,000 | 0 |
| Net cash provided by financing activities | 350,000 | 0 |
| Increase (decrease) in cash | 16,078 | 73,554 |
| Cash, beginning of year | (10,370) | 229,270 |
| Cash, end of year | $ 5,708 | $ 302,824 |

SCS SOLARS COMPUTING SYSTEMS INC.
Supplementary information
For the period ended February 28, 2002

Related Party Transactions:

For the current year to date:
The following fees to Directors and Officers or Companies controlled by a Director, were paid or accrued:
$54,000

2. For the quarter under review:

(a) Summary of securities issued during the period:
Nil

Issued and fully paid:

| | Number | Amount |
|---|---|---|
| Balance February 28, 2002 | 47,755,750 | $ 15,561,359 |
| Committed not issued | 1,750,000 | 350,000 |

b) Summary of options granted:

| | |
|---|---|
| Jan. 21, 2002 | 2,215,000 @ $0.25 |
| Feb. 20, 2002 | 350,000 @ $0.30 |

3. As at the end of the quarter:

(a) Authorized Capital 100,000,000 N.P.V.

(b) Options outstanding:

| | |
|---|---|
| Jan . 21, 2002 | 2,215,000 @ $0.25 expire Jan. 21, 2004 |
| Feb. 20, 2002 | 350,000 @ $0.30 expire Feb. 20, 2004 |

(c) Warrants Outstanding:

| | | | |
|---|---|---|---|
| April 10, 2000 | 1,250,000 | @ $0.60 | Expire 04,10, 2002 |
| April 10, 2000 | 625,000 | @ $0.60 | Expire 04,10, 2002 |
| July 03, 2001 | 2,389,,200 | @ $0.35 | Expire 07,03, 2002 |

(c) Shares held in escrow: 3,696,208

(e) List of Directors and Officers:

| Frank Wells | Andrew O'Leary | Patricia Wilson | K. Barry Sparks | Charles S. Walker |
|---|---|---|---|---|
| Chairman | CEO | Corporate Secretary | | |

MANAGEMENT REPORT AND FINANCIAL ANALYSIS
April 29, 2002

## Quarterly Financial Data

The Company's total sales for the three months ended February 28, 2002 were $232,876 as compared to $280,840 for the corresponding period in the year 2001, a decrease of $47,964 or 17.08%

Cost of goods sold in the three months ended February 28, 2002 was $69,911 compared to $138,690 a decrease of 49.79% in the corresponding period in 2001. The gross profit was $164,965 in the three months ended February 28, 2002 compared to $146,439 an increase of 18,526 or 12.65% in the corresponding period in the year 2001

Expenses net of amortization were $405,956 in the three month period ended February 28, 2002 down from $876,639 in the corresponding period in 2001 a decrease of $470,683, or 53.69% Including amortization and write off the decrease was $303,178

Operating expenses consist primarily of salaries and benefits, consulting fees, legal and accounting, marketing, office and general and rent and utilities.

The Company had a deficit working capital of $672,449 at February 28, 2002 compared to working capital of $612,576 at February 28, 2001.

The Company believes that outside sources of financing, if needed, will be available to fund further research and development and ongoing operations. The form of any financing will vary depending upon prevailing market and other conditions. However, there can be no assurances that funds will be available on terms acceptable to the Company and its actions with respect to these activities will be guided accordingly

## MANAGEMENT REPORT

To date the Company has been successful in signing eleven clients to their latest booking service. This new booking capability service was launched in February with the first client, a test. Now eleven clients are live and with the addition of Web booking functionality we are poised for exponential growth. Usage of the system in January saw 9,765 travel agents access SolarNet's inventory for an excess of 2 million quotes.

During the past fiscal year:

On December 20, 2000 the court case with Grand Adventures Tours and Travel (GATT) was dismissed.

On May 30, 2001 the Company completed an interim agreement for the installation of the TourTek Software Management System in a US Tour Operator. The initial installation has been completed, however the operator has put completion of the project on hold due to the slow down in the marketplace.

During the 2nd quarter ending May 31, 2001 the Company introduced the TourTek Service Bureau. The TourTek Service Bureau's pricing model has been structured to accommodate the smaller tour operator, as it is based on the philosophy of 'pay as you go'. The Company began testing one client for service bureau in August and once testing had been completed the service bureau was to be launched and made available to other prospective clients for an October launch date. Due to the events of September 11 and the business uncertainty of the immediate future within the travel industry, the Company decided to defer launch of the Service Bureau product to the second quarter of 2002.

The company has completed the updates necessary in the WINGS contract management database product to make it a truly international global fare management system. The WINGS software product was upgraded to the most recent version, which has enabled SolarNet to make the software international in functionality and deployment. The new and improved version of WINGS will also be functional in the US and, as a result, will be the only version the company will offer to its clients. Since upgrading the WINGS software the Company has received interest in the WINGS fare management system from companies in the Canadian, Pan Pacific/Asian and European regions. There are currently six Wings implementations in use.

In April, the Company entered into an agreement whereby Amadeus' 55,000 travel agency locations worldwide can access consolidator fares, view fare rules and perform booking requests thro ugh a new, direct bypass to the Company's "Solarnet" application. Amadeus will promote the usage of the Solarnet application to its agencies worldwide, who can access fare information for participating consolidators via Solarnet's LiveLinx product, free of charge, eliminating timely telephone calls and hold times presently encountered in booking with a consolidator. Amadeus agencies will also benefit from access to Solarnet's LiveLinx* PLUS product, which allows the agency to check flight availability, fare rules and transmit a booking request directly to participating consolidators that utilize the Amadeus GDS within their office location.

The Company received approval to reduce the exercise price of 1,250,000 outstanding warrants and 625,000-broker warrants issued to two brokerage firms from $1.30 to $0.60. The expiry date of the warrants was also extended from April 10, 2001 to April 10, 2002. Subsequent to year-end, these warrants expired unexercised.

The Company entered into a private placement for a total of 2,389,200 units @ $0.25 with 2,389,200 attached warrants @ $0.35 expiring July 3, 2002.

On June 15, 2001, Lawrence O'Brien tendered his resignation as Chief Executive Officer and on July 3, 2001 Mr. O'Brien tendered his resignation as a director and Chairman of the Board.

In August 2001, the Galileo connection was launched directly from our Toronto office giving the Company worldwide distribution, particularly opening up access to the South Pacific, Asia and Europe.

In August 2001 an agreement was signed with Sabre to develop and implement direct bypass connectivity to SolarNet giving Sabre subscribers unabridged access from anywhere in the world. This agreement also encompassed the simultaneous development of a connectivity bridge to the Abacus GDS network in the Pan Pacific region. In January the direct Sabre went live from our Toronto office.

In August 2001 an agreement was signed with Worldspan to develop and implement direct bypass connectivity to SolarNet giving Worldspan subscribers unabridged access from anywhere in the world. The Worldspan connection went live from our Toronto office in April 2002.

The Amadeus connection is under testing at this time and due for certification imminently.

These direct bypass connections will allow the Company to control distribution costs and to offer our clients a more reliable connection, removing any dependency on external organizations for development, distribution and support.

The Company announced in September that in response to the slow down in the travel business further cost cutting initiatives would be put in place to consolidate our resources and make the Company cash flow positive as soon as possible. This streamlining of operations includes a reduction in salaries from approximately $130,000 to $60,000 a month along with the implementation of other cost saving measures. The Company's near term concentration will be on moving existing product to market and we are confident that these cost cutting measures will not hinder the Company moving forward.

The Company has also moved more to a transaction based revenue stream that we believe will be more advantageous to our clients and to the Company on a long-term basis. The current focus is more to reseller agreements with larger consortia, than to the individual operator.

There were no expenditures made for outside investor relations in the last fiscal year or the three month period ended February 28, 2002.

Subsequent to the end of the fiscal year ended November 30, 2001:

The Company completed a non-brokered private placement of 1,750,000 units at a price of $0.20 per unit for gross proceeds of $350,000. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable at $0.25 into a common share of the Company for a period of one year.

A joint venture agreement was signed with PZ Resort Systems to create an inventory management and reservations system for small hotel properties. The joint venture is based on a service bureau model with the hotel property paying a transaction fee for every booking that will be allocated between the Companies. It is anticipated that this joint venture will launch in the second quarter of 2002.

An agreement was signed with Matel Systems in the United Kingdom for the integration of their systems into SolarNet. Distribution through SolarNet and transaction fees for bookings will be implemented and shared as part of the agreement. GDS integration and booking technology has also been developed as part of this agreement to allow bookings from independent web sites. Revenue will be derived from a per booking fee.

Netfaresonline.com formed an alliance with SolarNet to provide net fare inventories of over 40 new Air Consolidators.

Rick Ridding (formally of Sabre, Canada) was appointed as Director of Business Development.

Tourtek and SolarNet technologies were integrated to create an airline seat reservation engine for air consolidators. The reservation engine enhances SolarNet's LiveLinx *Plus product by allowing retail agents to secure and hold the airline inventory available on the GDS networks. This booking facility went into production in February 2002. Most SolarNet air consolidator clients are in the process of integrating the technology into their operations. As anticipated, the majority of clients will implement in March and April 2002 and transactions will steadily increase as the availability of the facility is promoted to retail agents.

The above technology and functionality for air consolidators were extended to incorporate the browser based web version of SolarNet. The first client is expected to go live in early May.

The Apollo and Galileo International global distribution connectivity already in existence in the Toronto data facility was enhanced with the certification and live implementation of worldwide distribution for Sabre, Abacus and Worldspan. The development for connectivity to Amadeus, the only remaining GDS, has been completed and is awaiting certification. With this, the Company will now own and control completely its connectivity and the intellectual property associated with the only GDS bypass connectivity switch of its type in the world.

We thank our shareholders for their continued support; management is confident that with this new period of new alliances, self-reliance and cost controls this coming year will be very productive.

On behalf of the Board

*"Frank Wells"*
Chairman

# SCS SOLARS COMPUTING SYSTEMS INC.

## INFORMATION CIRCULAR

(containing information as at March 30, 2002 unless otherwise noted)

## SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of SCS Solars Computing Systems Inc. (the "Company") for use at the 2002 Annual General Meeting of members of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this information circular. The costs of this solicitation will be borne by the Company.

Note: The term "member" as defined in the *Company Act*, R.S.B.C. 1979, c.59 (the "Company Act") means every person whose name is entered in the register of members of a British Columbia company or any branch register thereof, and has that meaning wherever it appears throughout this Information Circular or the accompanying Notice of Meeting. The exercise by the holder of a share of a British Columbia company of rights granted under or pursuant to the Company Act to a member of such company is contingent upon the holder being registered as a member thereof. Whenever used herein, "shareholder" means "member."

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The costs of this solicitation will be borne by the Company.

## APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Company's management. **A member desiring to appoint some other person (who need not be a member) to represent him at the meeting may do so** either by:

(a) STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, Corporate Trust Department, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time fixed for the meeting.

A member who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company of Canada, Corporate Trust Department, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or to the registered office of the Company, Suite 1020, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

## VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

## INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of management:

(a) any director or senior officer of the Company since the commencement of the Company's last completed financial year;

(b) any proposed nominee for election as a director of the Company; and

(c) any associate or affiliate of any of the foregoing persons.

## RECORD DATE

Any shareholder of record at the close of business on April 15, 2002, who either personally attends the meeting or has completed and delivered a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have his shares voted at the meeting.

## VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value. The Company has 49,765,750 common shares issued and outstanding as of the date hereof. Each outstanding share is fully paid and non-assessable, and carries the right to one vote.

Only members of record at the close of business on April 15, 2002 (the "Record Date"), who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described herein, shall be entitled to vote or to have their shares voted at the Meeting.

Each member is entitled to one vote for each common share registered in his/her/its name on the list of members, which is available for inspection during normal business hours at Computershare Trust Company of Canada, Corporate Trust Department, 510 Burrard Street, Vancouver, British Columbia, and at the Meeting. If the member is a corporation and will not be voting by proxy, the corporation must deliver to the Company before the time of the meeting a certified true copy of a resolution of its directors authorizing a person to act as its representative at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

## FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended November 30, 2000 and the auditors' report thereon will be placed before the meeting.

## APPOINTMENT AND REMUNERATION OF AUDITOR

KPMG, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3, will be nominated at the meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

## STATEMENT OF EXECUTIVE COMPENSATION

### (a) Summary Compensation Table

The following table is a summary of compensation paid to the Company's Chief Executive Officer and to each of the Company's four most highly compensated Executive Officers who received annual compensation in the most recently completed financial year in excess of $100,000 ("Named Executive Officers") for the Company's three most recently completed financial years. There are no other Named Executive Officers. Specific aspects of this compensation are dealt with in further detail in the following tables.

| | | Annual Compensation | | | Long Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name and Principal Position | Year | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Options/ SARs Granted (#) | Restricted Shares or Restricted Share Units ($) | LTIP Payouts ($) | All Other Compensation ($) |
| Brian Lawrence O'Brien [1] Chairman, C.E.O. | 2001<br>2000 | 130,000<br>142,640 | N/A<br>N/A | N/A<br>N/A | 0<br>0 | 0<br>0 | 0<br>0 | 00<br>0 |
| Francis D. Wells Chairman | 2001<br>2000 | 84,000<br>84,000 | <br>N/A | <br>N/A | 235,000<br>235,000 | 0<br>0 | 0<br>0 | 0<br>0 |

| Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation | | | All Other Compen-sation ($) |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| | | Salary ($) | Bonus ($) | Other Annual Compen-sation ($) | Securities Under Options/ SARs Granted (#) | Restricted Shares or Restricted Share Units ($) | LTIP Payouts ($) | |
| | 1999<br>1998 | 84,000<br>72,000 | N/A<br>N/A | N/A<br>N/A | 500,000<br>35,000 | 0<br>0 | 0<br>0 | 0<br>0 |
| Andrew O'Leary<br>President<br>& Acting C.E.O. | 2001<br>2000<br>1999 | 84,000<br>84,000<br>84,000 | N/A<br>N/A<br>N/A | N/A<br>N/A<br>N/A | 200,000<br>200,000<br>500,000 | 0<br>0<br>0 | 0<br>0<br>0 | 0<br>0<br>0 |
| Robert Chisholm<br>C.F.O. | 2001<br>2000<br>1999 | 105,000<br>93,000<br>14,000 | N/A<br>N/A<br>N/A | N/A<br>N/A<br>N/A | 500,000<br>0 | 0<br>0 | 0<br>0 | 0<br>0 |
| Susan Seminew | 2001<br>2000 | 60,495<br>102,000 | N/A | N/A | 0<br>250,000 | 0 | 0 | 0 |

(1) Mr. O'Brien resigned on June 6, 2001.

(2) Mr. Chisholm September 25, 2001.

(3) Ms. Seminew resigned on February 15, 2001.

**(b) Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year**

No Long-Term Incentive Plan awards were made to the Named Executive Officers during the Company's most recently completed fiscal year ended November 30, 2000. A "Long-Term Incentive Plan" is a plan whereby officers are granted awards which are earned over a period of one year.

**(c) Options Granted to Named Executive Officers During the Most Recently Completed Fiscal Year**

During the Company's most recently completed fiscal year ended November 30, 2002, no incentive stock options were granted to persons who were Named Executive Officers of the Company:

**(d) Aggregated Option Exercises During the Most Recently Completed Fiscal Year and Fiscal Year-End Option Values**

During the Company's most recently completed fiscal year ended November 30, 2001, no incentive stock options were exercised by persons who were Named Executive Officers of the Company:

**(e) Compensation of Directors**

The Company does not compensate its directors in their capacities as such. The Company grants stock options to certain of its directors from time to time.

## ELECTION OF DIRECTORS

Management has proposed to set the number of directors at five. The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or he or she becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein. **MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEES IN ADDITION TO THOSE NAMED.**

The following persons are proposed to be nominated by management for election as directors at the annual general meeting.

| Name and Present Position in the Company[1] | Principal Occupation for the Past Five Years | Director Since | No. of Shares Beneficially Owned, Controlled or Directed[2] |
|---|---|---|---|
| **ANDREW O'LEARY** President and Acting C.E.O. | Independent information technology Consultant, 1991 to Oct/95; Technical Director to the Company, Nov/95 to Aug/97; Vice-President, Technology, of the Company, Sep/97 to Feb/98; President and Chief Executive Officer of the Company, Mar/98 to present | Mar 26, 1998 | 2,045,500 |
| **FRANCIS D. WELLS** Chairman & Director | President, Solars Computing Systems Inc., Jan/92 to Sep/95; Chairman of the Company, Sep/95 to present | May 8, 1996 | 1,013,778 |
| **PATRICIA WILSON** Director, Corporate Secretary [2] | Accountant, MacDonald Associates, Mar/91 to present | Oct 18, 1995 | 1,063,234 |
| **CHARLES S. WALKER** Director | President, Walker Group of Companies | Apr 19, 1999 | 241,667 |
| **K. BARRY SPARKS** Director [2] | Chairman, Hawk Capital Corporation, corporate advisory and management company, and President, Torvan | May 8, 1996 to Feb 3, | 3,181,400 |

| | | | |
|---|---|---|---|
| | Capital Group Inc., corporate advisory and management company: prior to November 1995, President, Targa International Corporation, international trade and investment company. | 1998; May 31, 2001 to present | |

(1) The information on principal occupation and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) Member of the Audit Committee.

The Company does not have an executive committee of the board of directors.

## INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No directors or senior officers of the Company, or any associate or affiliate of any such director or senior officer is or has been indebted to the Company at any time during the Company's last completed financial year.

## INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, nor any proposed nominee for election as a director or any associate or affiliate of such insider or proposed nominee of the Company, has or has had any material interest, direct or indirect, since the commencement of the Company's last financial year, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as set out in this Information Circular.

## MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

## PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

### AMENDMENT OF SHARE ESCROW AGREEMENT

Pursuant to an agreement (the " Escrow Agreement") dated as of September 12, 1995, a total of 3,696,208 common shares of the Company (the "Escrowed Shares") are held in escrow by Computershare Trust Company of Canada (as successor in interest to Montreal Trust Company of Canada), subject to the direction or determination of the TSX Venture Exchange (formerly known as the Canadian Venture Exchange and referred to herein as the "Exchange." The Escrowed Shares are owned by the following shareholders:

| Name | Number of Shares |
|---|---|
| Geoffrey Cohen | 74,052 |

| | |
|---|---|
| Andrew O'Leary | 850,000 |
| Steven Wells | 474,052 |
| Frank D. Wells | 124,052 |
| Dorothea May Wells | 924,052 |
| Winteck Consulting Inc. (1) | 250,000 |
| K. Barry Sparks | 1,000,000 |

(1) Winteck Consulting Inc. is a management company controlled by Alan E. Winter, the former President and Chief Executive Officer of the Company.

The earn-out escrow restrictions set out in the Escrow Agreement provide that the Escrowed Shares may not be traded in, dealt with in any manner whatsoever or released, nor may the Company, its transfer agent or any escrow holder make any transfers or record any trading of the shares, without the consent of the Exchange. The Escrowed Shares may be earned out on the basis of one Escrowed Share released for each $0.83 of "cumulative cash flow" earned by the Company, as evidenced by its audited financial statements in respect of each financial year. "Cumulative cash flow" essentially means net income before taxes, adjusted to add back depreciation, amortization of goodwill and deferred research and development costs (excluding general and administrative costs), expensed research and development costs (excluding general and administrative costs), and any other amounts which may be permitted by the Exchange. Any shares that are not earned out on or before the tenth anniversary of the date of the Escrow Agreement (i.e. September 12, 2005) are subject to cancellation.

In 2001 the Canadian Securities Administrators published a notice proposing to adopt a new national escrow policy for use in all provinces. In order to make the escrow policies of the Exchange consistent with the proposed national policy, the Exchange issued a notice permitting companies to amend existing escrow agreements to comply with the proposed new national escrow policy. The essential difference between the provisions of the new proposed national policy and the Company's Escrow Agreement is that under the new national policy shares are subject to release in tranches over a fixed time schedule rather than being subject to release based on the Company's cumulative cash flow as set forth above. The directors of the Company (other than those holding any Escrowed Shares, who declared their interests and abstained from voting) have determined that as an inducement to the holders of the Escrowed shares to assist in making the Company successful, it is in the best interests of the Company to amend the Escrow Agreement to permit the release of the Escrowed Shares over time, in accordance with the proposed national policy and the companion policy of the Exchange. The Company has made application to the Exchange for approval of the amendment of the Escrow Agreement, which application is pending. It is proposed that the Escrowed Shares will be subject to release on a pro-rata basis to the holders of the Escrowed Shares over a period of 68 months. The first tranche would be released 60 days following the date on which the Company issues a news release announcing that it has received final notice of acceptance of the amendment to the Escrow Agreement from the Exchange. There will be additional releases from Escrow every six months thereafter. The following is the proposed escrow release schedule:

| Percentage Released | Release Date |
|---|---|
| | |

| | |
|---|---|
| 5% | 2 months after news release confirming Exchange acceptance |
| 5% | 8 months after news release confirming Exchange acceptance |
| 5% | 14 months after news release confirming Exchange acceptance |
| 5% | 20 months after news release confirming Exchange acceptance |
| 10% | 26 months after news release confirming Exchange acceptance |
| 10% | 32 months after news release confirming Exchange acceptance |
| 10% | 38 months after news release confirming Exchange acceptance |
| 10% | 44 months after news release confirming Exchange acceptance |
| 10% | 50 months after news release confirming Exchange acceptance |
| 10% | 56 months after news release confirming Exchange acceptance |
| 10% | 62 months after news release confirming Exchange acceptance |
| 10% | 68 months after news release confirming Exchange acceptance |

In accordance with the policies of the Exchange, the Company requires the approval of the members by ordinary resolution. The holders of the Escrow Shares, as well as their associates and affiliates, are prohibited from voting on the resolution. Approval will be sought at the meeting to amend the Escrow Agreement as set out above to provide for the release of the Escrow Shares substantially in accordance with the release schedule set out above rather than being released based on cumulative cash flow as currently contemplated by the Escrow Agreement.

**NO OTHER BUSINESS**

Management of the Company is not aware of any other matter to come before the meeting other than as set forth in this Information Circular and the Notice of Meeting accompanying this Information Circular. However, subject to the *Company Act* (British Columbia), if any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

## APPROVAL OF INFORMATION CIRCULAR

The contents of this information circular have been approved and its mailing has been authorized by the board of directors of the Company.

**ON BEHALF OF THE BOARD OF DIRECTORS**
**OF SCS SOLARS COMPUTING SYSTEMS INC.**

FRANK WELLS
Chairman